Exhibit 3.3

DEAN HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684-5708

Website: secretaryofstate.biz

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:

Pro-Pharmaceuticals, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

Article III of the Articles of Incorporation of Pro-Pharmaceuticals, Inc., a Nevada corporation, has been amended to read in its entirety as follows:

“ARTICLE III

Authorized Shares

The corporation shall have the authority to issue an aggregate of 100,000,000 shares which shall be common voting shares having a par value of $0.001 per share, and 10,000,000 undesignated shares having a par value of $0.01 per share. The Board of Directors may, from time to time, prescribe by resolution different classes or series of the undesignated shares, the number of shares of each such class or series within the limit of the authorized undesignated shares, and the voting powers, designations, rights, preferences, limitations, restrictions and relative rights of said shares in each such class or series.”

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 16,583,283 in favor.

4.	Effective date of filing (optional):

5. Officer Signature (required)	/s/ David Platt
David Platt, President